UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 29, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF
THE COMPANY ON 29 DECEMBER 2008

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 29 December 2008.

Pursuant to the Articles of Association and the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Li Jun, the Vice Chairman, the eighteenth meeting (the “Meeting”) of the fifth session of the board of directors of the Company (the “Board”) was held on 29 December 2008.

The following resolutions were fully considered and unanimously approved at the Meeting by means of written consent of the directors of the Company (the “Directors”):

1.
The resolution on the revised “Proposal for the non-public issuance of A shares of the Company to specific placees by China Eastern Airlines Corporation Limited” was considered and passed. Based on the original proposal for the issuance of A shares of the Company that has been approved by the Board on 10 December 2008, certain terms have been revised, such as: (1) the number of non-public issuance of A shares of the Company has been revised from 652,180,000 shares to 1,437,375,000 shares; (2) the price determination date has been revised from 11 December to the date of this announcement (30 December 2008); (3) the issue price has been revised from RMB3.60 per share to RMB3.87 per share, which is not less than 90% of the average trading price of A shares of the Company for the 20 trading days ending on the date of this announcement. In addition, the revised “A Shares Subscription Agreement” was also approved and confirmed which will supersede the “A Shares Subscription Agreement” that has been executed by the parties on 10 December 2008 while other matters in relation to the issuance of A shares of the Company will remain the same. It has also been approved that this resolution will be submitted to the shareholders’ meeting, class meetings of the holders of A shares and H shares of the Company respectively for voting and approval and this resolution shall be effective for one year from the date on which such resolution is passed at the shareholders’ meeting.

2.
The resolution on the revised “Proposal for the specific issuance of H shares of the Company to specific placees by China Eastern Airlines Corporation Limited” was considered and passed. Based on the original proposal for the issuance of H shares of the Company that has been approved by the Board on 10 December 2008, the number of specific issuance of H shares of the Company has been revised from 652,180,000 shares to 1,437,375,000 shares while the other matters in relation to the issuance of H shares of the Company will remain the same. In addition, the revised “H Shares Subscription Agreement” was also approved and confirmed which will supersede the “H Shares Subscription Agreement” that has been executed by the parties on 10 December 2008. It has also been approved that this resolution will be submitted to the shareholders’ meeting, class meetings of the holders of A shares and H shares of the Company respectively for voting and approval and this resolution shall be effective for one year from the date on which such resolution is passed at the shareholders’ meeting.

3.
The resolution on “Amendments to the relevant clauses of the articles of association of the Company in connection with the non-public issuance of A shares and specific issuance of H shares of the Company” was considered and approved, and will be submitted to the shareholders’ meeting for voting and approval. The above mentioned amendments to the articles of association of the Company will become effective upon the obtaining of approval of the same by the shareholders of the Company at the shareholders’ meeting, the obtaining of approvals at the shareholders’ meeting and the respective class meetings in relation to the non-public issuance of A shares of the Company to China Eastern Air Holding Company and the specific issuance of H shares of the Company to CES Global Holdings (Hong Kong) Limited respectively, the obtaining of approval from the China Securities Regulatory Commission and completion of the subscriptions pursuant to the respective subscription agreements. The Board has been authorized to handle the registration, filing or any related matters arising as a result of the amendments of the articles of association of the Company.

4.
The resolution on the revised “Plan for the non-public issuance of A shares of the Company by China Eastern Airlines Corporation Limited” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

5.
The resolution on the revised “Feasibility report on the use of the proceeds from the non-public issuance of A shares of the Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

Other resolutions which have been passed at the meeting of the Board held on 10 December 2008 will still be submitted to the shareholders’ meeting and respective class meetings for approval. The Board has authorized the Vice Chairman to separately determine the date and time for convening the shareholders’ meeting and the class meetings of the shareholders of A shares and H shares of the Company, which will be announced on another date.

The resolutions No. 1, No. 2 and No. 4 mentioned above relate to connected transactions. The Directors present at the Meeting have considered the opinions from the independent directors. Mr. Li Fenghua, Mr. Li Jun, Mr. Cao Jianxiong and Mr. Luo Chaogeng, being the directors who relate to the subject matter, have abstained from voting at the Meeting. The Directors voting at the Meeting unanimously considered that such transactions are finance project of the Company and are under normal commercial terms. The revised proposals in connection with the issuance of shares of the Company will increase the size of financing of the Company, which will better improve the financial position of the Company, are in the interest of the Company and its shareholders as a whole, and will benefit the long term development of the Company.

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
29 December 2008